Exhibit 4.5

DELEK US HOLDINGS, INC.
DESCRIPTION OF COMMON STOCK
General
Delek US Holdings, Inc. (“Delek,” “we,” or “our”) is incorporated in the State of Delaware. The rights of our stockholders are generally covered by Delaware law and our certificate of incorporation (“Certificate”) and bylaws (“Bylaws”) (each as amended and restated and in effect as of the date hereof). The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law (the “DGCL”), and the common and constitutional law of Delaware.

This exhibit describes the general terms of our common stock. This is a summary and does not purport to be complete. Our Certificate and Bylaws as they exist on the date of this Annual Report on Form 10-K are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read those documents.

For more detailed information about the rights of our common stock, you should refer to our Certificate, Bylaws and the applicable provisions of Delaware law, including the DGCL, for additional information.

Common Stock
Our authorized common stock consists of 110,000,000 shares, par value $0.01 per share.

Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights in connection with the election of directors. Our Bylaws provide for a majority voting standard in uncontested elections of directors and a plurality voting standard for contested elections of directors. A contested election is one in which the Corporate Secretary has received a notice that a stockholder (or group of stockholders) has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director in the Bylaws and (ii) such nomination has not been withdrawn by such stockholder (or group of stockholders) on or prior to the fourteenth day preceding the date the Company first mails its notice of meeting for such meeting to the stockholders

Dividend Rights
Subject to any preferential rights of any preferred stock, the holders of our common stock are entitled to participate equally in any dividends as and when declared by our Board of Directors.

Liquidation Rights
In the event of our liquidation, dissolution or winding up, holders of our common stock will, subject to compliance with any applicable requirements of the DGCL, be entitled to receive proportionately any of our assets remaining after the payment of liabilities and any preferential rights of any preferred stock then outstanding.

Other Matters
Holders of our common stock have no preemptive, subscription, redemption, conversion or sinking fund rights. The outstanding shares of our common stock are validly issued and fully paid. All shares of our common stock have equal rights and preferences.

Preferred Stock
Our Board of Directors may, from time to time, authorize the issuance of one or more series of preferred stock without stockholder approval. Our Certificate permits us to issue up to 10,000,000 shares of preferred stock. Subject to the provisions of our Certificate and limitations prescribed by law, our Board of Directors is authorized to adopt resolutions to issue shares, establish the number of shares constituting any series, establish the voting powers, if any, determine designations, preferences, powers and relative rights, qualifications, limitations or restrictions on shares of preferred stock, including dividend rights, redemption rights, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Certain Provisions of Our Certificate and Bylaws
Our Certificate and Bylaws contain provisions that could make it more difficult to acquire control of Delek by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock
We believe that the availability of the preferred stock under our Certificate provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows us to issue shares of preferred stock without the expense and delay of a special meeting of stockholders. The authorized shares of preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our Board of Directors has the power, subject to applicable law, to issue one or more series of preferred stock that could, depending on the terms of any such series, impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the prevailing market price of our then outstanding capital stock.

Advance Notice Procedure
Our Bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. Only persons nominated by, or at the direction of, our Board of Directors or by a stockholder who has given proper and timely notice to our Secretary prior to the meeting, will be eligible for election as a director. Similarly, except for business proposals submitted by, or at the direction of, our Board of Directors, a business proposal may only be brought before an annual meeting by a stockholder who has given proper and timely notice to our Secretary prior to the meeting. In addition, any proposed business other than the nomination of persons for election to our Board of Directors must constitute a proper matter for stockholder action. For such notice to be timely, it must be received by our Secretary not less than 90 calendar days nor more than 120 calendar days prior to the one-year anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or more than 60 days after the one-year anniversary of the previous year’s annual meeting, not earlier than 90 calendar days prior to such meeting and not later than 10 calendar days after public disclosure of the date of such meeting is first made by Delek). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of Delek.

Special Meetings of Stockholders; No Action on Written Consent
Our Bylaws provide that special meetings of stockholders may be called only by our Chair of the Board, President or Secretary upon written request of a majority of the members of our Board of Directors. In addition, our Certificate provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and expressly prohibits action by written consent in lieu of a meeting. These provisions make it more difficult for stockholders to take action opposed by our Board of Directors.

Certificate and Bylaws Amendments
Our Certificate generally requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock in order to amend certain of its provisions, including any provisions concerning (i) the limitations of liability of directors, (ii) indemnification of directors and officers, (iii) the power of Delek to purchase and maintain insurance by Delek on behalf of any director, officer, employee or agent thereof, (iv) the removal of any director or the entire Board of Directors, and (v) the percentage of votes represented by capital stock required to approve certain amendments to the Certificate. These voting requirements will make it more difficult for stockholders to make changes in the Certificate that would be designed to facilitate the exercise of control over us. In addition, the requirement of approval by at least a 66 2/3% stockholder vote will enable the holders of a minority of the voting securities of Delek to prevent the holders of a majority or more of such securities from amending such provisions.

In addition, our Certificate provides that stockholders may only adopt, amend or repeal our Bylaws by the affirmative vote of 66 2/3% of our outstanding stock entitled to vote thereon and grants our Board of Directors the authority to adopt, alter, amend or repeal any and all of our Bylaws without the approval of stockholders.

Size of the Board of Directors; Removal; Filling of Vacancies
Our Certificate provides that the number of directors constituting our Board of Directors shall be fixed and determined by the directors as set forth in our Bylaws. Our Bylaws provide that our Board of Directors will consist of not less than three and not more than 15 persons, with the exact number fixed from time to time by the Board. Our Certificate allows our stockholders to remove any director, or our entire board of directors, with or without cause, generally upon the affirmative vote of 66 2/3% of our outstanding shares of capital stock entitled to vote on the election of directors. As a result of these provisions, our stockholders cannot unilaterally (i) increase the size of our Board of Directors without amending our Certificate or (ii) remove any director, or the entire Board, without the affirmative vote of 66 2/3% of our outstanding shares of capital stock entitled to vote on the election of directors. In addition, our Certificate provides that any vacancy on our Board of Directors, including one created by an increase in the number of directors, may be filled by a majority of the directors then in office (even if less than a quorum), or by a sole remaining director.

Limitation on Liability and Indemnification Matters
Our Certificate limits the liability of directors to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the ability of Delek and our stockholders, through stockholders’ derivative suits on behalf of Delek or otherwise, to recover monetary damages against a director for certain breaches of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty to Delek or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions (as described under Section 174 of the DGCL) or derived an improper personal benefit from their actions as directors. Our Certificate further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended. In addition, our Certification provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and our Bylaws provide that expenses (including attorney’s fees) incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Delek in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Delek.

Delek is bound by separate indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require Delek, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers.

In addition, our Certificate authorizes Delek to maintain directors’ and officers’ liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of fiduciary duty, negligence, errors and other wrongful acts.

These provisions may have the effect of reducing the likelihood of litigation against directors and officers, even though such an action, if successful, might otherwise benefit Delek and its stockholders. In addition, the trading price of our common stock may be adversely affected to the extent Delek pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions and/or separate indemnification agreements.

Anti-Takeover Effects of Delaware Law
Delek is a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination” with the corporation for a three-year period following the time that the stockholder became an interested stockholder, unless:

•prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares for the purposes of determining the voting stock outstanding); or

•on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, upon the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” Except as otherwise specified in Section 203, an interested stockholder is generally defined to include:

•any person that is the owner (as defined in Section 203) of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage any entity interested in acquiring Delek to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in such entity becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions involving Delek that our stockholders may otherwise deem to be in their best interests.

Listing
Our common stock is listed for trading on the NYSE under the ticker symbol “DK.”

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.